SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF

A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2)

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

13-4994650
(State of incorporation if not a national bank)	(I.R.S. employer identification No.)

1111 Polaris Parkway Columbus, Ohio	43271
(Address of principal executive offices)	(Zip Code)

Pauline E. Higgins

Vice President and Assistant General Counsel

JPMorgan Chase Bank, National Association

707 Travis Street, 4th Floor North

Houston, Texas 77002

Tel: (713) 216-1436

(Name, address and telephone number of agent for service)

CAPITAL ONE AUTO FINANCE TRUST 2006-A

(Exact name of obligor as specified in its charter)

DELAWARE	31-1750007
DELAWARE	51-6573799
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification No.)

140 E. Shore Drive, Room 1052-D
Glen Allen, VA	23059

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE	19890
(Address of principal executive offices)	(Zip Code)

ASSET BACKED NOTES

(Title of the indenture securities)

GENERAL

Item 1. General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency, Washington, D.C.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with the Obligor and Guarantors.

If the obligor or any guarantor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16. List of Exhibits

List below all exhibits filed as a part of this Statement of Eligibility.

1. A copy of the Articles of Association of JPMorgan Chase Bank, N.A. (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

2. A copy of the Certificate of Authority of the Comptroller of the Currency for the trustee to commence business. (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

3. None, the authority of the trustee to exercise corporate trust powers being contained in the documents described in Exhibits 1 and 2.

4. A copy of the existing By-Laws of the Trustee. (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

5. Not applicable.

6. The consent of the Trustee required by Section 321(b) of the Act. (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

8. Not applicable.

9. Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, N.A., a national association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 24th day of April, 2006.

JPMORGAN CHASE BANK, N.A.

By	/s/ Aranka Paul
Aranka Paul
Assistant Vice President

J. P. Morgan Trust Company, National Association

Statement of Condition

31-Dec-05

($000)
Assets
Cash and Due From Banks	25,733
Securities	215,596
Loans and Leases	135,923
Premises and Fixed Assets	6,802
Intangible Assets	349,515
Goodwill	202,094
Other Assets	47,157

Total Assets	982,820

Liabilities
Deposits	96,108
Other Liabilities	54,523

Total Liabilities	150,631

Equity Capital
Common Stock	600
Surplus	701,587
Retained Earnings	130,002

Total Equity Capital	832,189

Total Liabilities and Equity Capital	982,820

J. P. Morgan Trust Company, National Association

Statement of Condition

30-Sep-05

($000)
Assets
Cash and Due From Banks	44,924
Securities	214,539
Loans and Leases	115,633
Premises and Fixed Assets	7,396
Intangible Assets	356,469
Goodwill	202,094
Other Assets	43,434

Total Assets	984,489

Liabilities
Deposits	119,305
Other Liabilities	47,817

Total Liabilities	167,122

Equity Capital
Common Stock	600
Surplus	701,587
Retained Earnings	115,180

Total Equity Capital	817,367

Total Liabilities and Equity Capital	984,489